Exhibit 2.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), is made, entered into and effective as of the 4th day of August, 2006 (the “Effective Date”), by and among Bankrate, Inc., a Florida corporation (“Purchaser”), East West Mortgage, Inc., a Virginia corporation (“Seller”), the Doug Bui Family Trust (2006) (the “Trust”), and Doug Bui (“Bui”) (the Trust, together with Bui, shall be collectively referred to as the “Shareholders”).

RECITALS:

A. Pursuant to the terms and conditions of this Agreement, Purchaser desires to purchase and acquire from Seller, and Seller desires to sell, transfer and assign to Purchaser, certain assets owned, used or held by Seller in connection with and for the operation and maintenance of the Web sites Mortgage-calc.com, Mortgagecalc.com and Mortgagemath.com (collectively, the “Sites”).

B. As an inducement to Purchaser entering into this Agreement, Seller and the each Shareholder agree to make certain representations, warranties and covenants to Purchaser.

NOW, THEREFORE, in consideration of the foregoing recitals and the covenants, agreements, representations, warranties, terms and conditions set forth in this Agreement, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Purchaser, Seller and the Shareholders, intending to be legally bound, agree as follows:

1.  Purchase and Sale of the Assets. In reliance upon the covenants, agreements, representations, warranties, terms and conditions set forth in this Agreement, Purchaser hereby acquires and purchases from Seller, and Seller hereby sells, transfers and assigns to Purchaser, all of Seller’s rights, title and interest in and to all tangible and intangible assets and property owned, used or held by Seller in connection with and for the operation and maintenance of the Sites (collectively, the “Assets”), including, without limitation:

A.  Domain Names. The Internet domain names , and (collectively, the “Domain Names”);

B.  Site Content. All materials, content, property and interests used by Seller and/or necessary for the operation and maintenance of the Sites and owned by Seller, including, without limitation, all content on the Sites, tools, mortgage calculators, and all other calculators owned or licensed by Seller for use on the Sites, except for those items listed in Schedule 1.B., which Seller may not transfer to Purchaser (collectively, the “Site Content”);

C.  Contracts. All rights of Seller under the contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments between Seller and each of the parties listed in Schedule 1.C. (collectively, the “Contracts”);

D.  Intellectual Property. All Intellectual Property Rights (as defined below), including, without limitation, the items listed in Schedule 1.D.;

E.  Goodwill. All goodwill associated with the Assets and/or the Sites, together with the right to represent to third parties that Purchaser is the successor to the Assets and the Sites (collectively, the “Goodwill”);

F.  Search Engine Optimization Methods. To the extent possible, Seller’s proprietary Search Engine Optimization methods set forth in Exhibit 1.F. (the “SEO Methods”); and

G.  Books, Records and Analysis. All of the books, records, and analysis of Seller relating solely to the Assets, including, without limitation, Internet traffic records, files, logic, and search engine optimization analysis.

2.  No Assumed Liabilities. Purchaser shall not assume any liabilities or obligations of any type or nature whatsoever of Seller, or of any affiliate or related person or entity of Seller (collectively, the “Liabilities”), and all Liabilities shall remain the sole obligation of Seller; provided, however, that Purchaser shall assume payments arising after the Effective Dates pursuant to the Contracts.

3.  Purchase Price, Escrow Cash and Allocation of Purchase Price. The total purchase price for the Assets and the obligations of the Seller and the Shareholders set forth in this Agreement, shall be Four Million Four Hundred Thousand Dollars and NO/100 cents ($4,400,00.00) (the “Purchase Price”). Immediately upon execution of this Agreement:

A.  $4,350,000 Delivered to Seller. Purchaser shall deliver by wire transfer of same day funds, to an account designated by Seller, an amount equal to Four Million Three Hundred Fifty Thousand Dollars and NO/100 cents ($4,350,000.00); and

B.  $50,000 Escrow Cash Delivered to Escrow Agent. Purchaser shall deliver, by wire transfer of same day funds, Fifty Thousand Dollars and NO/100 cents ($50,000.00) (the “Escrow Cash”) to the escrow agent in accordance with the terms and provisions of the Escrow Agreement attached as Exhibit 3(B) (the “Escrow Agreement”).

(i)  Disbursement of Escrow Cash. The Escrow Cash shall be applied and distributed in accordance with the terms and provisions of the Escrow Agreement.

C. Allocation of Purchase Price. The  cost of the Assets acquired will be carried on Bankrate's financial accounting records in accordance with Generally Accepted Accounting Principles ("GAAP") (including tax and financial accounting purposes) which generally require a fair value determination to be made to the individual Assets acquired and the total Purchase Price to be allocated to the individual Assets acquired and reflected on Bankrate's financial accounting records in a manner consistent with such fair value assessment. The parties acknowledge that, except as set forth in Exhibit 3.C., such  an  allocation shall be binding upon the parties for all applicable federal, state, local and foreign tax purposes. The parties covenant to report gain or loss or cost basis, as the case may be, in a manner consistent with such allocation in all tax returns filed by each of them subsequent to the Effective Date and not to take voluntarily any inconsistent position therewith in any administrative or judicial proceeding relating to such returns.

4.  Additional Obligations Regarding Transfer of Domain Names and Sites.

A.  Domain Names. Simultaneously with the execution of this Agreement, Seller shall execute the transfer of the Domain Names to Purchaser in accordance with the transfer policy of the registrar of the Domain Names (the “Registrar”), and cause to be executed and delivered to the Registrar and/or Purchaser such other documents, instruments or certificates as shall be reasonably requested by the Registrar, Purchaser and/or their respective counsel to transfer the Domain Names pursuant to this Agreement (the “Domain Name Transfer”).

B.  The Sites. Seller shall transition the Sites to Purchaser, so that Purchaser hosts the Sites and the Sites become integrated in the Purchaser’s operations, within thirty (30) days of the Effective Date (the “Transition Period”) in accordance with the terms and provisions set forth in Exhibit 4(B), and do all things which may be convenient or necessary to more effectively and completely carry out the transition of the Sites from Seller to Purchaser by the end of the Transition Period (the “Site Transition”).

5.  Deliveries By Purchaser and Seller.

A.  Deliveries by Purchaser. Simultaneously with the execution of this Agreement, Purchaser shall deliver the following to Seller:

(i)  All amounts payable pursuant to Section 3 of this Agreement;

(ii)  A Certificate of Good Standing of Purchaser from the Secretary of State of Florida;

(iii)  A copy of the text of the resolutions adopted by Purchaser authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated by this Agreement, along with a certificate executed by the Secretary of Purchaser certifying that such copy is a true, correct and complete copy of such resolutions, and that such resolutions were duly adopted and have not been amended or rescinded; and

(iv)  Such other certificates, documents and instruments as Seller reasonably requests related to the transactions contemplated by this Agreement.

B.  Deliveries by Seller. Simultaneously with the execution of this Agreement, Seller shall deliver the following to Purchaser:

(i)  A Certificate of Good Standing of Seller from the Secretary of State of Virginia;

(ii)  A copy of the text of the resolutions adopted by Seller authorizing the execution, delivery and performance of this Agreement and the consummation of all transactions contemplated by this Agreement, along with a certificate executed by the Secretary of Seller certifying that such copy is a true, correct and complete copy of such resolutions, and that such resolutions were duly adopted and have not been amended or rescinded;

(iii)  The Bill of Sale, Assignment and Assumption Agreement for the Assets in the form attached to this Agreement as Exhibit 5.B.(iii);

(iv)  Proof that Seller executed a transfer of the Domain Names to Purchaser in accordance with the transfer policy of the Registrar;

(v)  The Non-Competition Agreement among Purchaser, Seller and Bui in the form attached to this Agreement as Exhibit 5.B.(v);

(vi)  The written consent of all parties required for Seller to sell, transfer and assign the Assets to Purchaser free and clear of all free and clear of all claims, liens, charges, security interests, rights of set-off and other encumbrances or restrictions of any kind whatsoever; and

(vii)  Such other certificates, documents and instruments as Purchaser reasonably requests related to the transactions contemplated by this Agreement.

6.  Purchaser’s Representations and Warranties. Purchaser represents and warrants to Seller as follows:

A.  Enforceable Agreements. This Agreement and all other documents contemplated by this Agreement and required to be executed by Purchaser (collectively, “Purchaser’s Closing Documents”), constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies. Purchaser has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and Purchaser’s Closing Documents and to perform its obligations under this Agreement and Purchaser’s Closing Documents. No other acts or proceedings on the part of Purchaser will be necessary to authorize the performance by Purchaser of this Agreement or Purchaser’s Closing Documents by Purchaser.

B.  Will Not Violate Organizational Documents. Neither the execution and delivery of this Agreement and Purchaser’s Closing Documents, nor the consummation or performance of any of the transactions contemplated by this Agreement shall, directly or indirectly (with or without notice or lapse of time) contravene, conflict with, or result in a violation of any provision of Purchaser’s Articles of Incorporation, Bylaws, or other organizational documents.

C.  No Brokers. Neither this Agreement nor the purchase and sale of the Assets pursuant to this Agreement, nor any other transaction contemplated by this Agreement, was induced by or procured through any person, firm, corporation, or other entity acting on behalf of Purchaser, or representing Purchaser as a broker, finder, investment banker, financial advisor or in any other similar capacity.

7.  Seller and Shareholders Representations and Warranties. Seller and each Shareholder, jointly and severally, represent and warrant to Purchaser as follows:

A.  Enforceable Agreements. This Agreement and all other documents contemplated by this Agreement and required to be executed by Seller and/or the Shareholders (collectively, “Seller’s Closing Documents”), shall constitute the legal, valid and binding obligations of Seller and/or the Shareholders (as applicable) enforceable against Seller and/or the Shareholders (as applicable), in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws from time to time in effect that affect creditors’ rights generally and by legal and equitable limitations on the availability of specific remedies. Seller, Bui and the Trust each has the absolute and unrestricted right, power and authority to execute and deliver this Agreement and Seller’s Closing Documents and to perform its respective obligations under this Agreement and Seller’s Closing Documents. No other acts or proceedings on the part of Seller and/or the Shareholders (as applicable) will be necessary to authorize the performance by Seller and/or the Shareholders (as applicable) of this Agreement or Seller’s Closing Documents.

B.  Will Not Violate Organizational Documents. Neither the execution and delivery of this Agreement and Seller’s Closing Documents, nor the consummation or performance of any of the transactions contemplated by this Agreement shall, directly or indirectly (with or without notice or lapse of time) contravene, conflict with, or result in a violation of any provision of Seller’s Articles of Incorporation, Bylaws, or other organizational documents.

C.  Broker. This Agreement, the purchase and sale of the Assets pursuant to this Agreement, and other transactions contemplated by this Agreement were procured by WWC Securities, LLC, on behalf of Seller (the “Broker”). Seller shall be solely responsible for any and all claims and liabilities due for all brokerage fees, commissions and finder’s fees incurred by reason of any action taken by or on behalf of Seller with the Broker or any other broker, finder, investment banker, financial advisor, or similar person.

D.  Domain Names.

(i)  Seller Owns the Domain Names. Seller is the rightful owner of the Domain Names, all rights, title and interest in and to the Domain Names, and the registration of the Domain Names. The Domain Names have not been sold, pledged, hypothecated, assigned or otherwise transferred except pursuant to this Agreement.

(ii)  Registration with Registrar. Each Domain Name’s registration is in good standing with the Registrar. Seller has received no notice that it is in breach, and to the best of Seller’s Knowledge Seller is not in breach, of any obligation to the Registrar of each Domain Name, and each Domain Name registration is not the subject of any suspension or dispute procedure by its respective registrar or registry, or any arbitration or other dispute resolution procedures. For purposes of this Agreement, “Knowledge” means: (i) with respect to Seller, the actual knowledge of or matters actually known to the executive officers of Seller, who are Doug Bui, President and Tiffany Duong, Vice President, (ii) with respect to Purchaser, the actual knowledge of or matters actually known to the executive officers of Purchaser, (iii) with respect to the Shareholders, the actual knowledge of Bui.

E.  Intellectual Property.

(i)  Ownership. Seller owns, or has a valid right or license to use, all Intellectual Property currently used in connection with the Sites and the Assets (such Intellectual Property being collectively referred to as the “Intellectual Property Rights”). “Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world; (v) all databases and data collections and all rights therein throughout the world; (vi) all moral rights of authors and inventors, however denominated, throughout the world; and (vii) all domain names.

(ii)  Intellectual Property Rights. All Intellectual Property Rights, including, without limitation Seller’s registered Intellectual Property Rights, as well as a list of all licenses, sublicenses and other agreements as to which Seller is a party granting to any person any rights to use any Intellectual Property Right are listed in Schedule 7.E(ii). Except as disclosed in Schedule 7.E.(ii):

(1)  the Intellectual Property Rights are sufficient in all material respects for the operation of the Sites as currently operated;

(2)  no Intellectual Property Right is subject to any outstanding judgment, injunction, order, decree or agreement specifically naming Seller, restricting the use thereof by Seller or restricting the licensing thereof by Seller to any person; and

(3)  all necessary registration, maintenance and renewal fees currently due in connection with registered Intellectual Property Rights have been paid and all necessary documents, recordations and certificates in connection with such registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions.

(iii)  No Employee Violations or Assignments. Seller has not been notified or otherwise been made aware in writing that any employee or consultant of Seller:

(1)  is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, non-competition agreement or any other contract, agreement, arrangement, commitment or undertaking entered into with any other party by virtue of such employee’s or consultant’s being employed by, or performing services for, Seller or using trade secrets or proprietary information of others without permission that would adversely affect the transactions contemplated by this Agreement; or

(2)  has developed any technology, software, or other copyrightable, patentable or otherwise proprietary work for Seller that is subject to any agreement under which such employee or consultant has assigned or otherwise granted to any other person any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or other proprietary work that would affect materially adversely affect the transactions contemplated by this Agreement.

(iv)  Assignment by Employees to Seller. All employees and consultants of Seller that have materially contributed to the development of the Intellectual Property Rights have executed and delivered an agreement regarding the protection of such proprietary information and the assignment of inventions to Seller in the form attached as Exhibit 7.E.(iv).

(v)  No Royalties or Fees. Except as set forth in Schedule 7.E.(v), there are no royalties, fees or other payments payable by Seller to any person by reason of the ownership, use, sale or disposition of any Intellectual Property Rights.

F.  Assets Will Be Free and Clear of Encumbrances. There shall be vested in Purchaser good and marketable title in and to all of the Assets and all of the Assets shall be free and clear of all claims, liens, charges, security interests, rights of set-off and other encumbrances or restrictions of any kind whatsoever.

G.  Assets Adequate to Conduct the Sites. Except as set forth in Schedule 7(G), the Assets constitute all of the assets and property used or held for use by Seller for the operation and maintenance of the Sites. The Assets will be adequate to operate the Sites as currently operated.

H.  No Pending or Threatened Litigation. There is no pending or, to the Knowledge of Seller threatened action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) against Seller and/or the Shareholders or to the Knowledge of Seller that relates to or may adversely affect any of the Assets being acquired by Purchaser, or that challenges, or to the Knowledge of Seller that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated by this Agreement.

I.  Financial Statements and Operational Data. Notwithstanding any disclaimers or similar language within the following items: (1) all operational data provided by Seller to Purchaser, including, without limitation the operational data attached as Schedule 7.I.(i) and the financial statements within Schedule 7.I.(i) (collectively, the "Operational Data"), are true and correct in all material respects, and (2) to the Knowledge of Seller, as of the date of May 2006 or the date of the content contained in Schedule 7.I.(ii), the contents of Schedule 7.I.(ii) are true and correct in all material respects.

J.  Undisclosed Liabilities. Except as and to the extent reflected in the Operational Data, Seller does not have any material liabilities, commitments or obligations of any nature, that relate to the operation of the Sites or the Assets whether absolute, accrued, contingent or otherwise, other than those incurred in the ordinary course of business.

K.  Taxes. All federal, state and other tax returns of Seller required by law to be filed have been duly filed and all federal, state and other taxes, assessments, fees and other federal governmental charges shown to be due and payable on such returns have been paid.

L.  Absence of Certain Changes. Since June 26, 2006, there has not occurred an event which has resulted in a material adverse affect on the Sites, the Assets or the results of operations or financial condition of Seller, and Seller has operated the Sites in the ordinary course of business.

M.  Shareholders. The Shareholders are all of the shareholders of Seller.

8.  Seller’s and Shareholders’ Covenants.

A.  Use of Intellectual Property Rights; Trademarks and Tradenames. The Shareholders’ and Seller shall eliminate the use of all Intellectual Property Rights, including, without limitation, use of all trademarks, tradenames, service marks and service names used in connection with the Assets, in any of their forms or spellings, on all advertising, stationary, business cards, checks, purchase orders and acknowledgements, agreements and other contracts and business documents.

B.  Seller Shall Not Register Similar Domain Names. The Shareholders, Seller and Seller’s affiliates shall not, and shall use commercially reasonable efforts to cause their respective officers, directors, employees, consultants, advisors and agents to not, under any circumstances, register, or otherwise directly or indirectly obtain the use of, or control over, any domain name(s) confusingly similar to the Domain Names.

C.  SEO Methods. The Shareholders, Seller and Seller’s affiliates will not, and shall use commercially reasonable efforts to cause their respective officers, directors, employees, consultants, advisors and agents to not, use the SEO Methods for Web sites featuring mortgage calculators following the Effective Date.

D.  The Sites. The Shareholders, Seller and Seller’s affiliates will not, and shall use commercially reasonable efforts to cause their respective officers, directors, employees, consultants, advisors and agents to not, in any way, direct Internet traffic away from the Sites.

E.  Confidentiality. The Shareholders, Seller and Seller’s affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning this Agreement, the Assets and the Sites, except to the extent that such information can be shown to have been in the public domain on the Effective Date, or, after the Effective Date, through no fault of Seller.

9.  Specific Performance. Seller, Bui and the Trust each acknowledge that damages at law may be an inadequate remedy for any breach or threatened breach of Section 8. Therefore, in the event of a breach or threatened breach of those Sections, then Seller shall be entitled, in addition to all other rights or remedies, to seek injunctions restraining such breach, without being required to show any actual damage or to post any bond or other security.

10.  [Intentionally deleted.]

11.  Indemnification.

A.  Purchaser Indemnifies Seller. Subject to Section 12.M., Purchaser shall indemnify and hold harmless Seller and its officers, directors, shareholders, employees, contractors, affiliates, successors, assigns, representatives, attorneys and agents (collectively, the “Seller Group”) against and in respect of any and all damages, claims, losses, liabilities and reasonable expenses (including, without limitation, legal, accounting and other expenses) (collectively, “Damages”) incurred by any member of the Seller Group which may arise out of, or in respect of, (i) any material falsity, inaccuracy or misrepresentation by Purchaser in this Agreement and/or Purchaser’s Closing Documents, (ii) any violation or breach of this Agreement by Purchaser, and/or (iii) following the Effective Date, third party claims arising from either: (x) the Assets, (y) the conduct of the Sites, or (z) the conduct of Purchaser’s business and/or operations.

B.  Seller and the Shareholders Indemnify Purchaser. Subject to Section 12.M., Seller and the Shareholders shall jointly and severally, indemnify and hold harmless Purchaser and its officers, directors, shareholders, employees, contractors, affiliates, successors, assigns, representatives, attorneys and agents (collectively, the “Purchaser Group”) against and in respect of any and all Damages incurred by any member of the Purchaser Group which may arise out of, or in respect of (i) any material falsity, inaccuracy or misrepresentation by Seller and/or the Shareholders in this Agreement and/or any of Seller’s Closing Documents, (ii) any violation or breach of this Agreement by Seller and/or the Shareholders, (iii) the Liabilities and/or (vi) prior to the Effective Date, third party claims arising from either: (x) the Assets, (y) the conduct of the Sites, or (z) the conduct of Seller's business and/or operations.

C.  Indemnified Party Shall Provide Notice of Claim(s). Subject to Section 12.M., upon obtaining Knowledge of facts or circumstances which may give rise to a right of indemnification, the party seeking indemnification (the “Indemnified Party”) shall promptly notify each party from whom indemnity is sought pursuant to this Section (the “Indemnifying Parties”), in writing and in reasonable detail, of such facts or circumstances which may give rise to a right of indemnification pursuant to this Agreement, the identity of third-party claimants, a description of the claim, demand, action or proceeding, if any, out of which the Damages arise, a description of the Damages, and the amount of the Damages (a “Notice of Claim”); provided, however, that a failure or delay by the Indemnified Party in the performance of the foregoing shall not reduce or otherwise affect the Indemnifying Parties to indemnify and hold the Indemnified Party harmless except to the extent that such failure or delay materially prejudices the Indemnifying Parties’ rights or their ability to defend against such complaint, action or proceeding.

D.  Third-Party Claims. If the claim or demand set forth in the Notice of Claim relates to a claim or demand asserted by a third party (a “Third-Party Claim”):

(i)  Indemnified Party May Elect that Indemnifying Parties Defend a Claim or Demand, at the Indemnifying Parties’ Expense. The Indemnified Party may, but shall not be obligated to, elect and request that the Indemnifying Parties assume the defense of such claim or demand (with the full cooperation of the Indemnified Parties). If the Indemnified Party elects and requests that the Indemnifying Parties assume the defense of such claim or demand: (1) the Indemnifying Parties will assume the defense of such claim or demand, including the employment of counsel reasonably acceptable to the Indemnified Party to defend such claim or demand, (2) the Indemnifying Parties shall pay all fees, costs and disbursements in connection with the defense of such claim or demand, including attorneys fees and costs; and (3) the Indemnified Party shall have the right to participate in the defense of any such Third Party Claim at its own expense. The Indemnified Party shall make available to the Indemnifying Parties or such Indemnifying Parties’ representatives all records and other materials reasonably required by them for their use in contesting any Third Party Claim and shall cooperate with the Indemnifying Parties in connection therewith.

(ii)  The Indemnified Party May Defend a Claim or Demand, at the Indemnifying Parties’ Expense. In the event that the Indemnified Party determines, in its sole discretion, to assume the defense of such claim or demand, or if the Indemnifying Parties fail to defend such claim or demand pursuant to Section 11.D.(i) in a timely manner, then such Indemnified Party may, but shall not be obligated to, defend such claim or demand and the Indemnifying Parties shall pay all actually and reasonably incurred fees, costs and disbursements in connection with the defense of such claim or demand, including attorneys fees and costs. The Indemnifying Parties shall make available to the Indemnified Party or such Indemnified Party’s representatives all records and other materials reasonably required by them for their use in contesting any Third-Party Claim and shall cooperate with the Indemnified Party in connection therewith.

E.  Determination of Indemnification Amount. As soon as is reasonably practicable after the Date of the Notice of Claim, the Indemnified Party and the Indemnifying Parties shall endeavor to agree upon the amount, if any, to which the Indemnified Party is entitled under this Section 11.

F.  Payment of Indemnification Amount. The Indemnifying Parties shall deliver, or shall cause the Escrow Agent to deliver, as applicable, to the Indemnified Party, an amount that is equal to the Indemnification Amount, within ten (10) calendar days after the determination of the Indemnification Amount.

G.  Limitation to Indemnity.

(i)  For purposes of this Agreement, “Core Representations” shall mean the following Sections: 2 (No Assumed Liabilities), 7.A. (Enforceable Agreements), 7.B. (Will Not Violate Organizational Documents), 7.C. (Broker), 7.D.(i) (Seller Owns the Domain Names), 7.E.(i) (Ownership of Intellectual Property), 7.E.(v) (No Royalties or Fees), 7.K. (Taxes) and 7.M. (Shareholders).

(ii)  Limitations to Seller’s and the Shareholders’ Indemnification Obligations.

(1) Except with respect to fraud or intentional misrepresentation, Seller and the Shareholders shall not indemnify the Purchaser Group, until the aggregate amount of Damages of the Purchaser Group exceeds Twenty-Five Thousand Dollars ($25,000) (the “Basket Amount”), provided, that if the total amount of Damages exceeds the Basket Amount, Seller and the Shareholders will be obligated to indemnify the Purchaser Group for all Damages, including the initial Twenty-Five Thousand Dollars ($25,000); and

(2) Except with respect to fraud or intentional misrepresentation, the cumulative aggregate indemnity obligations of Seller and the Shareholders under Section 11.B.:

(X)  in connection with the Core Representations, shall in no event exceed the Purchase Price, and

(Y)  for all other indemnity obligations of Seller and the Shareholders under Section 11.B., shall in no event exceed the sum of One Million Five Hundred Forty Thousand Dollars ($1,540,000).

(iii)  Limitation to Purchaser’s Indemnification Obligations.

(1)  Except with respect to fraud or intentional misrepresentation, Purchaser shall not indemnify the Seller Group, until the aggregate amount of Damages exceeds the Basket Amount; provided, that if the total amount of Damages exceeds the Basket Amount, Purchaser will be obligated to indemnify the Seller Group for all Damages, including the initial Twenty-Five Thousand Dollars ($25,000); and

(2)  Except with respect to fraud or intentional misrepresentation, the cumulative aggregate indemnity obligations of Purchaser under Section 11.A.:

(X)  in connection with Section 6, shall in no event exceed the Purchase Price, and

(Y)  for all other indemnity obligations of Purchaser under Section 11.A., shall in no event exceed the sum of One Million Five Hundred Forty Thousand Dollars ($1,540,000).

(iv)  Notwithstanding anything to the contrary set forth in this Agreement, the Indemnifying Party’s aggregate indemnification payment to all Indemnified Parties for Damages pursuant to this Agreement shall not be limited to the Escrow Cash amount and shall not be payable exclusively from the Escrow Cash.

H.  Covenant to Limit Damages. Each Indemnified Party shall use commercially reasonable efforts to limit the amount of any Damages suffered by such party.

12.  Miscellaneous.

A.  Publicity. Any press release or other public announcement pertaining to this Agreement or the transactions contemplated by this Agreement (each, an “Announcement”) shall be prepared and controlled by Purchaser and approved by Seller; provided that Purchaser may make Announcements that it believes in good faith are required by applicable law or regulation, including, without limitation, securities laws and regulations, without Seller’s approval.

B.  Amendments. The provisions of this Agreement may not be amended, supplemented, waived or changed orally, but only by a writing signed by both Purchaser and Seller and making specific reference to this Agreement.

C.  Assignments. Seller shall not assign its rights and/or obligations pursuant to this Agreement without the prior written consent of Purchaser, which such consent may be reasonably withheld by Purchaser. Purchaser may assign its rights and/or obligations pursuant to this Agreement without prior notice or consent.

D.  Binding Effect. All of the terms and provisions of this Agreement, whether so expressed or not, shall be binding upon, inure to the benefit of, and be enforceable by the parties and their respective administrators, executors, legal representatives, heirs, successors and permitted assigns.

E.  Severability. If any part of this Agreement or any other Agreement entered into pursuant to this Agreement is contrary to, prohibited by, or deemed invalid under, applicable law or regulation, such provision shall be inapplicable and deemed omitted to the extent so contrary, prohibited or invalid, but the remainder of this Agreement shall not be invalidated thereby and shall be given full force and effect so far as possible.

F.  Waivers. The failure or delay of any party at any time to require performance by the other party of any provision of this Agreement shall not affect the right of such party to require performance of that provision or to exercise any right, power or remedy hereunder, and any waiver by any party of any breach of any provision of this Agreement shall not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself or a waiver of any right, power or remedy under this Agreement. No notice to or demand on any party in any case shall, of itself, entitle such party to any other or further notice or demand in similar or other circumstances.

G.  Notices. All notices, requests, consents and other communications required or permitted under this Agreement shall be in writing (including electronic transmission) and shall be (as elected by the party giving such notice) hand delivered by messenger or courier service, electronically transmitted, or mailed (airmail if international) by registered or certified mail (postage prepaid), return receipt requested, addressed to:

If to Seller:	With a copy to:
East West Mortgage, Inc. 1568 Spring Hill Road, Suite 100 McLean, VA 22102 Telefax: (703) 442-8019 Attention: Doug Bui	Seyfarth Shaw LLP 815 Connecticut Ave, N.W., Suite 500 Washington, D.C. 20006 Telefax: (202) 828-5393 Attention: Stanley S. Jutkowitz, Esq.

If to the Shareholders:

with a copy to:

East West Mortgage, Inc. 1568 Spring Hill Road, Suite 100 McLean, VA 22102 Telefax: (703) 442-8019 Attention: Doug Bui	Seyfarth Shaw LLP 815 Connecticut Ave, N.W., Suite 500 Washington, D.C. 20006 Telefax: (202) 828-5393 Attention: Stanley S. Jutkowitz, Esq.

If to Purchaser:	With a copy to:

Bankrate, Inc.	Gunster, Yoakley & Stewart, P.A.
11760 US HWY 1 Suite 500, North Palm Beach, FL. 33408 Telefax: (561) 630-1261	777 South Flagler Drive, Suite 500 East West Palm Beach, Florida 33401 Telefax: (561) 655-5677
Attention: G. Cotter Cunningham	Attention: David G. Bates, Esq.

or to such other address as any party may designate by notice complying with the terms of this Section. Each such communication shall be deemed delivered (i) on the date delivered if by personal delivery; (ii) on the date of transmission with confirmed answer back if by electronic transmission; and (iii) on the date upon which the return receipt is signed or delivery is refused or the notice is designated by the postal authorities as not deliverable, as the case may be, if mailed.

H.  Governing Law. This Agreement and all transactions contemplated by this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Florida, without regard to principles of conflicts of laws.

I.  Jurisdiction and Venue. Any civil action or legal proceeding arising out of or relating to this Agreement shall be brought in the courts of record of the jurisdiction of the party being sued (i.e., Palm Beach County, Florida for actions against Purchaser and Fairfax County, Virginia for actions against Seller). Each party: (1) consents to the jurisdiction of such court in any such civil action or legal proceeding, (2) agrees that in the event any actions has already been filed in accordance with this Section, any related action shall occur in the jurisdiction where the original action was filed, and (3) waives any objection to the laying of venue of any such civil action or legal proceeding in such court. Service of any court paper may be effected on such party by mail or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

J.  Enforcement Costs. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorney’s fees, court costs and all reasonable expenses even if not taxable as court costs (including, without limitation, all such fees, costs and expenses incident to appeals), incurred in that action or proceeding, in addition to any other relief to which such party or parties may be entitled.

K.  Headings for Reference Only. The headings contained in this Agreement are for convenience of reference only and shall not limit or otherwise affect in any way the meaning or interpretation of this Agreement.

L.  Expenses. Except as otherwise expressly provided by this Agreement, all legal and other fees, costs and expenses incurred in connection with the preparation of this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees, costs or expenses.

M.  Survival. In accordance with their terms, all covenants, agreements, representations and warranties made in this Agreement or otherwise made in writing by a party pursuant to this Agreement shall survive the consummation of the transactions contemplated by this Agreement:

(i)  in the case of Section 8.E., Confidentiality, as set forth in the Non-Competition Agreement among Purchaser, Seller and Bui;

(ii)  in the case of Seller Core Representations or Purchaser’s representations in Section 6, until the expiration of the statutory period of limitations applicable to claims pertaining to such matters (giving effect to any waiver, mitigation or extension thereof); and

(iii)  in the case of all other, covenants, agreements, representations and warranties, and indemnity obligations of either party, the third anniversary of the Effective Date (giving effect to any waiver, mitigation or extension thereof).

Notwithstanding the preceding sentence, any covenant, agreement, representation or warranty in respect of which indemnity may be sought under Section 11 shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right to indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

N.  Further Assurances. The parties hereby agree from time to time to execute and deliver such further and other transfers, assignments and documents and to do all matters and things which may be convenient or necessary to more effectively and completely carry out the intentions of this Agreement.

O.  Construction. This Agreement is a negotiated document and shall not be construed more strongly against any party regardless of who is responsible for its preparation.

P.  Agreement May Be Signed in Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Confirmation of execution by electronic transmission of a facsimile signature page shall be binding on a party so confirming.

Q.  Entire Agreement. This Agreement and its Exhibit and Schedules represent the entire understanding and agreement between the parties with respect to their subject matter, and supersede all other negotiations, understandings and representations (if any) made by and between the parties with regard to such subject matter.

[Signatures appear on the following page.]

Each of Purchaser, Seller and the Shareholders have signed this Agreement as of the Effective Date.
Purchaser:		Seller:

Bankrate, Inc.		East West Mortgage, Inc.
By:	/s/ Thomas R. Evans	By:	/s/ Doug Bui
Print Name:	Thomas R. Evans	Print Name:	Doug Bui
Title:	President and CEO	Title:	President

Shareholders:

/s/ Doug Bui
Doug Bui

Doug Bui Family Trust (2006)

By:	/s/ Doug Bui
Doug Bui, trustee

[Signature page to Asset Purchase Agreement.]